Exhibit 99.1

SPROTT ANNOUNCES DATE FOR 2025 FIRST QUARTER RESULTS WEBCAST

TORONTO, ON – May 1, 2025 – Sprott Inc. (NYSE:SII) (TSX:SII) (“Sprott”) announced today that it plans to release its 2025 first quarter results at 7:00 a.m. on May 7, 2025. Sprott will host an earnings webcast that morning at 10:00 a.m. to discuss the results. Sprott CEO, Whitney George, together with Sprott CFO, Kevin Hibbert and Sprott Asset Management CEO, John Ciampaglia, will host the webcast, which can be accessed as outlined below.

Webcast Details

Date:	May 7, 2025
Time:	10:00am ET
Audio Webcast:	https://edge.media-server.com/mmc/p/s9sms3g4

PLEASE NOTE: Research analysts who cover the company should register at: https://register-conf.media-server.com/register/BIa4daf41d0475486f809eb3c63ce3096d

Pre-registration is now open.

About Sprott

Sprott is a global asset manager focused on precious metals and critical materials investments. We are specialists. We believe our in-depth knowledge, experience and relationships separate us from the generalists. Our investment strategies include Exchange Listed Products, Managed Equities and Private Strategies. Sprott has offices in Toronto, New York, Connecticut and California. The company’s common shares are listed on the New York Stock Exchange and the Toronto Stock Exchange under the symbol (SII). For more information, please visit www.sprott.com.

Investor contact information: (416) 943-4394 or ir@sprott.com.